GYRODYNE COMPANY OF AMERICA, INC.
1 FLOWERFIELD, SUITE 24
ST. JAMES, NY 11780
TEL: (631) 584-5400 FAX: (631) 584-7075

November 18, 2008

VIA EDGAR SUBMISSION AND FAX TO (202) 772-9209

Kevin Woody, Accounting Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
Mail Stop 4561
Washington, DC 20549

Re:	Gyrodyne Company of America, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2007 Form 10-Q for the Quarterly Period Ended March 31, 2008 Form 10-Q for the Quarterly Period Ended June 30, 2008
File No. 0-01684

Dear Mr. Woody:

On behalf of Gyrodyne Company of America, Inc. (“Gyrodyne”), we have set forth below Gyrodyne’s responses to the comments contained in the comment letter dated, October 21, 2008, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the Forms listed above.

For the Staff’s convenience and ease of reference, the numbered paragraphs below correspond to the paragraph numbers in the Comment Letter and the text of each of the Staff’s comments is set forth in this letter in italics with the response immediately following each italicized comment.

Form 10-K for the Fiscal Year Ended December 31, 2007

Financial Statements

Report of Independent Registered Public Accounting Firm, page F-1

1.	It does not appear that the Report of your Independent Registered Public Accounting Firm has been signed by your auditors. Please amend your filing to include a signed audit report.

Response:  We will amend our Form 10-K for the Fiscal Year Ended December 31, 2007 in response to the Staff's comments as follows:  We will add the auditor’s signature,    /s/ Holtz Rubenstein Reminick LLP.

Form 10-K for the Fiscal Year Ended December 31, 2007

Financial Statements

Consolidated Statements of Operations, page F-3

Securities and Exchange Commission
November 18, 2008

2.
Tell us how you determined that it would be appropriate to present interest income and interest expense as components of operating revenues and expenses, respectively. Reference is made to Rule 5-03 of Regulation S-X.

Response:  Gyrodyne Company of America, Inc. (Gyrodyne) elected to be taxed as a real estate investment trust (REIT) in 2006. The Company’s management reviewed the filings of other REITs (ie: AvalonBay Communities, Inc., Arizona Land Income Corporation, SL Green Realty Corp., and Health Care REIT Inc.) to compare how other REIT’s were reporting their revenue and expenses. Additional research was completed by reviewing Rule 5-03 of Regulation S-X. The Company’s financial reporting policy is to use a single-step format under which the total of all expenses is deducted from the total of all revenues, including nonoperating revenues, to arrive at net income before income taxes.

Regulation S-X prescribes the captions and the general ordering for the income statement, however, neither the multiple-step nor the single-step format is prescribed to the exclusion of the other for commercial or industrial companies. Based on management’s comparison of various REIT filings, it is accepted practice for REITs to report revenues and expenses utilizing the single-step format. In reporting the components of revenues, Gyrodyne includes interest income with its other revenues to arrive at total revenues. The Company’s interest income is primarily derived from investments in REIT qualified mortgage backed securities which is an integral component of Gyrodyne’s operating income.

Management believes that this practice presents the most accurate portrayal of the Company’s revenue generation. In addition, the Company includes interest expense in operations as a result of its direct relationship with mortgages acquired when purchasing rental revenue producing real estate in the form of medical and professional parks. In conclusion, the Company believes that the presentation of the above items in its financial statements best reflects the operations of the Company and is consistent with industry practice.

*   *   *   *   *   *

As requested in the Staff’s comment letter, Gyrodyne acknowledges that:

•	Gyrodyne is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to Gyrodyne’s filings; and

•	Gyrodyne may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or comments concerning these responses, please contact me directly at (631) 584-5400, ext. 306.  In addition, you may direct correspondence to me by facsimile at (631) 584-7075.

Sincerely,

/s/ Frank D’ALESSANDRO

Frank D’Alessandro
Controller

cc:	Stephen V. Maroney (Gyrodyne Company of America, Inc.)
Patrick J. Fahey, CPA (Holtz Rubenstein Reminick LLP)